ALVERON ENERGY CORP.
                            100-224 11th Avenue S.W.
                                Calgary, Alberta
                                 Canada T2R 0C3
                                 (403) 233-9239

                                  May 17, 2012


Rose Zukin
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

      Re:   Alveron Energy Corp.
            Preliminary Proxy Statement
            File No. 000-50493


     In connection with the response of Alveron Energy Corp. to the Staff's comments regarding the Company's preliminary proxy statement, the Company understands that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                     Very Truly Yours,


                                     /s/ Michael Scott
                                     --------------------------------------
                                     Michael Scott, Chief Executive Officer



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